RELS LLC

Consolidated Financial Statements
December 31, 2015, 2014 and 2013

Independent Auditor’s Report
To the Management of RELS LLC
We have audited the accompanying consolidated financial statements of RELS LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, partners’ capital and cash flows for the years ended December 31, 2015, 2014 and 2013.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RELS LLC and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for the years ended December 31, 2015, 2014 and 2013, in accordance with accounting principles generally accepted in the United States of America.
Emphasis of Matter
As discussed in Note 8 to the consolidated financial statements, the Company has significant related party transactions with Wells Fargo Corporation, CoreLogic, Inc. and Rels Management Company. Our opinion is not modified with respect to this matter.

/s/PricewaterhouseCoopers LLP
February 5, 2016
Minneapolis, Minnesota

RELS LLC

Consolidated Balance Sheets
December 31, 2015 and 2014

	2015	2014
Assets

Cash and cash equivalents	$29,700,379	$32,195,309
Accounts receivable, net of allowance for doubtful accounts of $185
and $297, respectively	5,513,216	6,390,669
Prepaid expenses and other assets	1,263,861	1,598,361
Due from related parties	1,190,181	—
Investment in Rels Management Company	86,324	81,150
Property and equipment, net	4,410,352	4,270,355

Total assets	$42,164,313	$44,535,844

Liabilities and Partners’ Capital

Liabilities:
Accounts payable and other liabilities	$3,405,246	$3,697,417
Accrued payroll and benefits	4,643,924	4,666,168
Accrued pension costs	5,341,406	6,890,923
Due to related parties	—	722,949
Total liabilities	13,390,576	15,977,457

Commitments and contingencies (Note 6)

Partners’ capital:
Wells Fargo & Co.	—	19,214,660
CoreLogic, Inc.	36,783,732	19,291,676
Accumulated other comprehensive loss	(8,009,995)	(9,947,949)
Total partners’ capital	28,773,737	28,558,387

Total liabilities and partners’ capital	$42,164,313	$44,535,844

See notes to consolidated financial statements.

RELS LLC

Consolidated Statements of Income and Comprehensive Income
Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Revenues:
Operating revenues	$244,646,822	$221,327,635	$347,070,726

Expenses:
Professional fees	104,759,982	76,332,795	149,332,233
Salaries and other personnel costs	79,086,112	83,181,626	103,701,622
Selling, general and administrative costs	22,268,677	23,692,570	29,915,994
Total expenses	206,114,771	183,206,991	282,949,849

Other (expense) income:
Equity (loss) income from investment in Rels
Management Company	(82,143)	(53,043)	916,865
Total other (expense) income	(82,143)	(53,043)	916,865

Net income	38,449,908	38,067,601	65,037,742

Net income attributable to noncontrolling interest	—	(112,680)	(654,160)

Net income attributable to RELS LLC	$38,449,908	$37,954,921	$64,383,582

Other comprehensive income (loss):
Net income	38,449,908	38,067,601	65,037,742
Net actuarial gain (loss) adjustment	1,937,954	(3,051,881)	2,391,313
Comprehensive income	40,387,862	35,015,720	67,429,055

Comprehensive income attributable to noncontrolling
interest	—	(112,680)	(654,160)

Comprehensive income attributable to
RELS LLC	$40,387,862	$34,903,040	$66,774,895

See notes to consolidated financial statements.

RELS LLC

Consolidated Statements of Partner's Capital
Years Ended December 31, 2015, 2014 and 2013

			Accumulated
			Other	Total
	Wells Fargo	CoreLogic,	Comprehensive	RELS LLC	Noncontrolling
	& Co.	Inc.	Loss	Capital	Interests	Total Capital

Balances at December 31, 2012	$19,253,026	$19,330,193	$(9,287,381)	$29,295,838	$1,031,215	$30,327,053
Distributions	(34,104,153)	(34,240,843)	—	(68,344,996)	(1,047,900)	(69,392,896)
Net income	32,127,406	32,256,176	—	64,383,582	654,160	65,037,742
Net actuarial gain adjustment	—	—	2,391,313	2,391,313	—	2,391,313
Balances at December 31, 2013	17,276,279	17,345,526	(6,896,068)	27,725,737	637,475	28,363,212
Distributions	(16,926,398)	(16,994,239)	—	(33,920,637)	(750,155)	(34,670,792)
Net income	18,939,506	19,015,415	—	37,954,921	112,680	38,067,601
Acquisition of noncontrolling interest
(Note 5)	(1,247,500)	(1,252,500)	—	(2,500,000)	—	(2,500,000)
Other (Note 1)	1,172,773	1,177,474	—	2,350,247	—	2,350,247
Net actuarial loss adjustment	—	—	(3,051,881)	(3,051,881)	—	(3,051,881)
Balances at December 31, 2014	19,214,660	19,291,676	(9,947,949)	28,558,387	—	28,558,387
Distributions	(20,046,083)	(20,126,429)	—	(40,172,512)	—	(40,172,512)
Net income	19,186,504	19,263,404	—	38,449,908	—	38,449,908
Net actuarial gain adjustment	—	—	1,937,954	1,937,954	—	1,937,954
Acquisition of membership interests
by CoreLogic (Note 5)	(18,355,081)	18,355,081	—	—	—	—
Balances at December 31, 2015	$—	$36,783,732	$(8,009,995)	$28,773,737	$—	$28,773,737

See notes to consolidated financial statements.

RELS LLC

Consolidated Statements of Cash Flows
Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Cash flows from operating activities:
Net income	$38,449,908	$38,067,601	$65,037,742
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,159,062	3,573,291	2,274,829
Loss on disposal of property and equipment	1,756	522,512	448,620
Gain on sale of discontinued operations	—	—	—
Accrued pension costs	301,120	(197,473)	1,280,542
Equity loss (income) from investment in Rels
Management Company	82,143	53,043	(916,865)
Changes in operating assets and liabilities, net:
Accounts receivable	877,453	15,825	4,129,770
Prepaid expenses and other assets	334,500	(683,144)	(615,327)
Accounts payable and other liabilities	(292,171)	(1,695,254)	(2,305,792)
Accrued payroll and benefits	(22,244)	(2,373,193)	(75,783)
Net cash provided by operating activities	42,891,527	37,283,208	69,257,736

Cash flows from investing activities:
Purchases of property and equipment	(3,300,815)	(5,266,860)	(3,563,429)
Due from/to related parties, net	(1,913,130)	24,361,191	10,701,203
Net cash (used in) provided by investing
activities	(5,213,945)	19,094,331	7,137,774

Cash flows from financing activities:
Capital distributions	(40,172,512)	(33,920,637)	(68,344,996)
Distributions to noncontrolling interest holders in
consolidated joint ventures	—	(750,155)	(1,047,900)
Acquisition of noncontrolling interest	—	(2,500,000)	—
Net cash used in financing activities	(40,172,512)	(37,170,792)	(69,392,896)

Net (decrease) increase in cash and
cash equivalents	(2,494,930)	19,206,747	7,002,614

Cash and cash equivalents:
Beginning of year	32,195,309	12,988,562	5,985,948

End of year	$29,700,379	$32,195,309	$12,988,562

Supplemental disclosures of noncash information:
Forgiveness of due from related parties balance
from Rels Management Company (Note 8)	$—	$12,227,556	$—

See notes to consolidated financial statements.

RELS LLC

Notes to Consolidated Financial Statements

Note 1.	Description of Business and Significant Accounting Policies

Description of business: RELS LLC (the Company) is primarily engaged in the business of providing customers with property appraisal services. The Company does business as RELS Valuation and Prime Valuation Services (PVS). On December 31, 2015, CoreLogic, Inc. acquired the 49.9 percent interest of Wells Fargo in the Company for $65 million in cash. As a result of this transaction, the Company became 100 percent owned by CoreLogic, Inc.

Summary of significant accounting policies:

Basis of accounting: The consolidated financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (GAAP).

Principles of consolidation: The accompanying consolidated financial statements include the consolidated accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company owns 50 percent of Rels Management Company (RMC). The Company uses the equity method of accounting for its investment in RMC, as the Company has significant influence, but does not have effective control of RMC.

Partners’ capital adjustment: During 2014, partners’ capital balance increased as a result of correcting an understated related-party balance. This out-of-period correction increased partners’ capital by $2.35 million. The Company concluded that the impact to the prior-year consolidated financial statements was not material.

Use of estimates: The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the statements. Actual results could differ from those estimates.

Cash and cash equivalents: Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Company considers cash equivalents to be all short-term investments that have an initial maturity to the Company of three months or less and are not restricted.

Accounts receivable: Accounts receivable are generally due from mortgage originators and servicers, financial institutions and other businesses located throughout the United States. Credit is extended based on an evaluation of the customer’s financial condition, and generally, collateral is not required.

Property and equipment: Property and equipment are recorded at cost and depreciated primarily on a straight-line basis over their estimated useful lives. Maintenance and repair costs are charged to expense as incurred. Major overhauls that extend the useful lives of existing assets are capitalized. When properties are retired or disposed, the costs and accumulated depreciation are eliminated and the resulting profit or loss is recognized in income.

Depreciation for financial statement purposes is computed using straight-line rates according to the Company’s fixed asset policy. Useful lives by asset categories are as follows:

Office furniture and equipment	5 years
Computers, related equipment and software	3 years
Leasehold improvements	Life of lease or economic life; whichever is shorter

The Company capitalizes costs of software developed or obtained for internal use, once the preliminary project stage has been completed, and management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Costs incurred in the preliminary project stage and costs not qualifying for capitalization are charged to expense.

RELS LLC

Notes to Consolidated Financial Statements

Revenue recognition: The Company derives their revenues principally from U.S. mortgage originators and servicers with good creditworthiness. The Company’s product and service deliverables are generally comprised of property valuation or other related services. The Company’s revenue arrangements with their customers generally include a work order or written agreement specifying the data products or services to be delivered and related terms of sale, including payment amounts and terms. The primary revenue recognition-related judgments exercised are to determine when all of the following criteria have been met: (1) Persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

Appraisal services are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Expenses: Professional fees represent costs of revenue, which do not include an allocation of salaries and other personnel costs of approximately $37 million, $44 million and $56 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Income taxes: As a limited liability company, the Company is taxed as a partnership and is not subject to federal taxes. The results of operations are included in the tax returns of the respective company members and not taxed at the entity level. There are currently no examinations being conducted of the Company by the Internal Revenue Service (IRS) or any other taxing authority.

Concentration of risk and the real estate market: Activity in the real estate market is cyclical in nature and is affected greatly by the cost and availability of long-term mortgage funds. Real estate activity and, in turn, the Company’s revenue base, can be adversely affected during periods of high interest rates and/or limited money supply.

Recent accounting pronouncements: In August 2014, the Financial Accounting Standards Board (FASB) issued updated guidance related to determining whether substantial doubt exists about an entity’s ability to continue as a going concern. The amendment provides guidance for determining whether conditions or events give rise to substantial doubt that an entity has the ability to continue as a going concern within one year following issuance of the financial statements, and requires specific disclosures regarding the conditions or events leading to substantial doubt. The updated guidance is effective for annual reporting periods and interim periods within those annual periods beginning after December 15, 2016. Earlier adoption is permitted, but the Company does not anticipate electing early adoption. The Company does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued updated guidance on revenue recognition in order to 1) remove inconsistencies in revenue requirements; 2) provide a better framework for addressing revenue issues; 3) improve comparability across entities, industries, etc.; 4) provide more useful information through improved disclosures; and 5) simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer. Under the amendment, an entity should recognize revenue to depict the transfer of promised goods or services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting treatment for the incremental costs of obtaining a contract that would not have been incurred had the contract not been obtained. Further, an entity is required to disclose sufficient information to enable the user of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The updated guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently evaluating the impact of the adoption of this guidance on the Company’s consolidated financial statements.

RELS LLC

Notes to Consolidated Financial Statements

Note 2.	Fair Value Measurements

GAAP requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that fair value. At December 31, 2015 and 2014, the Company’s financial instruments included cash and cash equivalents, accounts receivable and accounts payable. The fair values of cash and cash equivalents, accounts receivable and accounts payable approximated carrying values due to the short-term nature of these instruments.

Note 3.	Property and Equipment

At December 31, 2015 and 2014, property and equipment consists of the following:

	December 31
	2015	2014

Leasehold improvements	$1,329,644	$1,376,011
Furniture and equipment	12,918,305	19,629,782
Software	19,484,341	29,424,205
	33,732,290	50,429,998
Less accumulated depreciation and amortization	(29,321,938)	(46,159,643)
	$4,410,352	$4,270,355

Depreciation expense for property and equipment was $1,178,305, $1,597,028 and $202,227 for the years ended December 31, 2015, 2014 and 2013, respectively. Capitalized software amortization expense was $1,980,757, $1,976,263 and $2,072,602 during the years ended December 31, 2015, 2014 and 2013, respectively. The net book value of capitalized software costs included in property and equipment at December 31, 2015 and 2014, was $2,269,357 and $2,041,953, respectively.

Note 4.	Sale of ResDirect

On February 28, 2013, RMC, which is owned 50 percent by RELS LLC and accounted for on the equity method, completed the sale of ResDirect, its wholly owned subsidiary, to CoreLogic Solutions LLC for $4.0 million. The sale resulted in a net gain of $1.5 million for the year ended 2013. The gain attributable to the Company is included in equity income from investment in Rels Management Company in the consolidated statements of income and comprehensive income. The ResDirect business, wholly owned by RMC, had approximately $3.9 million of revenues for the year ended December 31, 2013.

Note 5.	Acquisition of Noncontrolling Interests

On December 31, 2015, CoreLogic, Inc. acquired the 49.9 percent interest of Wells Fargo in the Company for $65 million in cash. As a result of this transaction, the Company became 100 percent owned by CoreLogic, Inc.

On March 31, 2014, the Company acquired an additional 49.9 percent interest in PVS for $2.5 million in cash. The acquisition increased the Company’s ownership from 50.1 percent to 100 percent. The acquisition was completed after liquidating all significant liabilities and PVS’ share of the net assets. PVS provides appraisal services for customers other than Wells Fargo. The acquisition was accounted for as an equity transaction, and no gain or loss was recognized in consolidated net income or comprehensive income.

Note 6.	Commitments and Contingencies

The Company leases certain office facilities under operating leases, which are renewable. Certain leases provide that the Company will pay insurance and taxes. Rental expense for the years ended December 31, 2015, 2014 and 2013, was $2,440,256, $2,455,506 and $1,975,569, respectively.

RELS LLC

Notes to Consolidated Financial Statements

Future minimum rental payments (including operating expenses) under operating leases, which end after 2015 and have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2015, are as follows:

Years ending December 31:
2016	$2,152,058
2017	325,835
2018	264,020
2019	58,788
Total minimum payments	$2,800,701

The Company is involved in various routine legal proceedings related to its operations. While the ultimate disposition of each proceeding is not determinable, the Company does not believe that any such proceedings will have a materially adverse effect on its financial condition, results of operations or cash flows.

Note 7.	Employee Benefit Plans

Defined contribution plan: The Company participates in a defined contribution 401(k) plan (the Plan) for the benefit of its employees and their beneficiaries, which allows eligible employees to save for retirement through pretax contributions. The Company makes discretionary contributions in accordance with the plan document. For the years ended December 31, 2015 and 2014, the Company contributed approximately $1.0 million and $1.2 million, respectively, to the Plan.

Defined benefit plan: The Company has a frozen defined benefit pension plan that provides retirement benefits to substantially all employees of the Company who had monthly earnings prior to December 31, 2001. The net pension obligation recorded and the related periodic costs are based on, among other things, assumptions of the discount rate, estimated return on plan assets, highest average monthly compensation, as defined by the plan, and the mortality of participants. The obligation for these claims and the related periodic costs are measured using actuarial techniques and assumptions. Actuarial gains and losses are deferred and amortized over future periods. The plan assets of the Company’s pension plan are valued at fair value using quoted market prices. Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks.

In August 2014, the Company entered into an agreement with the Pension Benefit Guaranty Corporation that requires for plan years 2014 through 2017 excess contributions in addition to all minimum funding contributions. These excess contributions have been reflected in the disclosure below.

The obligations and funded status of the Company’s postretirement pension benefit plan as of December 31, 2015 and 2014, are as follows:

	Years Ended December 31
	2015	2014
Change in benefit obligation:
Benefit obligation at beginning of year	$17,784,697	$14,875,863
Interest costs	711,656	716,616
Actuarial (gains) losses	(1,201,326)	3,021,869
Benefits paid	(791,351)	(829,651)
Benefit obligation at end of year	$16,503,676	$17,784,697

RELS LLC

Notes to Consolidated Financial Statements

As of December 31, 2015 and 2014, the accumulated benefit obligation equaled the projected benefit obligation for the plan.

	Years Ended December 31
	2015	2014
Change in plan assets:
Fair value of plan assets at beginning of year	$10,893,774	$10,671,293
Actual return on plan assets	(265,003)	(242,368)
Company contributions	1,324,850	1,294,500
Benefits, premiums and expenses paid	(791,351)	(829,651)
Fair value of plan assets at end of year	$11,162,270	$10,893,774

	December 31
	2015	2014
Funded status:
Unfunded status of the plan	$(5,341,406)	$(6,890,923)

	December 31
	2015	2014
Amounts recognized in the consolidated balance sheets consist of:
Noncurrent postretirement benefit liability	$(5,341,406)	$(6,890,923)

	Years Ended December 31
	2015	2014
Amounts recognized in accumulated other comprehensive loss:
Unrecognized net actuarial loss	$7,625,293	$9,475,930

The amount included in accumulated other comprehensive loss as of December 31, 2015, that the Company expects to recognize in postretirement benefit expense during 2016 is $863,824.

	December 31
	2015	2014
Weighted-average assumptions used to determine benefit
obligations:
Discount rate	4.44%	4.09%

RELS LLC

Notes to Consolidated Financial Statements

Net periodic postretirement pension benefit costs for the years ended December 31, 2015, 2014 and 2013, included the following components:

	2015	2014	2013
Components of net periodic benefit cost:
Interest cost	$711,656	$716,616	$667,569
Expected return on plan assets	(132,340)	(241,905)	(167,577)
Amortization of net actuarial loss	1,046,654	622,316	800,948
Net periodic benefit cost	$1,625,970	$1,097,027	$1,300,940

	Years Ended December 31
	2015	2014	2013
Other changes in plan assets and projected benefit
obligation recognized in other comprehensive
loss:
Net actuarial loss (gain)	$(803,983)	$3,506,142	$(1,469,602)
Reversal of amortization item:
Net actuarial loss	(1,046,654)	(622,316)	(800,948)
Total recognized in other comprehensive
loss (income)	$(1,850,637)	$2,883,826	$(2,270,550)

	December 31
	2015	2014	2013
Weighted-average assumptions used to determine
net costs:
Discount rate	4.09%	4.92%	4.11%
Expected return on plan assets	3.7%	4.5%	3.5%

Future cash flows: At December 31, 2015, the following pension benefit payments are expected to be paid by the Company’s plan and reflect expected future services, as appropriate:

Years ending December 31:
2016	$621,235
2017	676,578
2018	727,076
2019	762,382
2020	809,256
2021 to 2025	4,714,887

Estimated contributions to the plan for 2016 are $1,130,000.

RELS LLC

Notes to Consolidated Financial Statements

Plan assets: The Company’s pension plan asset allocation by asset category as of the measurement date follows:

	Percentage of Plan Assets
	at December 31
	2015	2014
Asset category:
Domestic and international equities	3%	6%
Fixed-income funds	97%	94%
	100%	100%

The Company’s retirement plan assets are measured at fair value on a recurring basis (annually). The Company determines the fair value of its defined benefit pension plan’s assets with a three‑level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company’s defined benefit pension plan assets is based on management’s assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three hierarchy levels are defined as follows:

Level 1:	Valuations are based on unadjusted quoted market prices in active markets for identical securities. The fair value of equity and certain fixed-income securities are classified as Level 1.

Level 2:
Valuations are based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date, quoted prices in markets that are not active, or other inputs that are observable, either directly or indirectly.

Level 3:	Valuations are based on inputs that are unobservable and significant to the overall fair value measurement and involve management judgment.

As of December 31, 2015 and 2014, approximately 97 percent and 93 percent, respectively, of the Company’s defined benefit pension plan assets were Level 2 assets, and 3 percent and 7 percent, respectively, for 2015 and 2014 were classified as Level 1 assets.

Note 8.	Related Parties

The Company has significant related-party transactions with CoreLogic, Inc. and RMC. On December 31, 2015, CoreLogic, Inc. acquired the 49.9 percent interest of Wells Fargo in the Company for $65 million in cash. As a result of this transaction, the Company became 100 percent owned by CoreLogic, Inc. Prior to the acquisition, the Company also had significant related-party transactions with Wells Fargo. For each of the years ended December 31, 2015, 2014 and 2013, approximately 91 percent of the Company’s revenues included in the consolidated statements of income and comprehensive income were received from Wells Fargo and its affiliates. For the year ended December 31, 2014, approximately $4.5 million of the Company’s accounts receivable included in the consolidated balance sheet was due from Wells Fargo and its affiliates.

The Company conducts business with CoreLogic, Inc., from whom they primarily receive certain services supporting the sales of appraisals. The expenses relating to these services provided by CoreLogic, Inc. and its affiliates were approximately $9.4 million, $6.4 million and $8.7 million, respectively, for the years ended December 31, 2015, 2014 and 2013. The Company’s accrued liabilities included in the consolidated balance sheets included amounts due from CoreLogic, Inc. of approximately $426 thousand and $641 thousand at December 31, 2015 and 2014, respective.

The operations and support services of RMC were transferred to the Company as of January 1, 2014, including property and equipment balances with cost and accumulated depreciations of $17,321,194. Also, during the year

RELS LLC

Notes to Consolidated Financial Statements

ended December 31, 2014, the Company agreed to forgive its receivable balance due from RMC of $12,227,556. The forgiveness has no impact to the Company’s consolidated partners’ capital, consolidated income, or comprehensive income.

During the years ended December 31, 2015, 2014 and 2013, the Company recorded equity (loss) income from its investment in RMC of $(82,143), $(53,043) and $916,865, respectively. The expenses relating to the services provided by RMC were approximately $1.7 thousand and $2.6 million, respectively, for the years ended December 31, 2014 and 2013. There were no expenses relating to the services provided by RMC for the year ended December 31, 2015.

The consolidated balance sheets include amounts due (to) from the following related parties:

	December 31
	2015	2014
Due (to) from:
RMC	$137,538	$1,551
Rels Title	1,052,643	(724,500)
	$1,190,181	$(722,949)

Note 9.	Subsequent Events

The Company evaluated events that may have occurred after the consolidated balance sheet date for potential recognition or disclosure that have occurred subsequent to December 31, 2015, through February 5, 2016, the date the consolidated financial statements were available to be issued.